SECURITIE 11020653 ION
Washington, D.C. 20549

RECEIVED MAR 01 2011 SEC MAIL PROCESSING SECTION WASH, D.C. 189

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SEC FILE NUMBER
8- 14394

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Trust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1317 119th Street
(No. and Street)

Whiting (City) Indiana (State) 46394 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harry Smolen (317) 704 - 3800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Harry Smolen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Trust Investment Services, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DENISE M. WANEK
NOTARY PUBLIC
SEAL
STATE OF INDIANA
LAKE COUNTY
MY COMMISSION EXPIRES JULY 9, 2017

Notary Public

Signature

Chairman of the Board
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
American Trust Investment Services, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of American Trust Investment Services, Inc. as of December 31, 2010 and December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Trust Investment Services, Inc. as of December 31, 2010 and December 31, 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has sustained operating losses in recent years due to lack of commission revenues. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

February 23, 2011

American Trust Investment Services, Inc.

Statement of Financial Condition

Assets	December 31, 2010	December 31, 2009
Cash and cash equivalents	$ 209,289	$ 335,942
Cash segregated for the exclusive benefit of customers	77	77
Accounts receivable	308	3,340
Deposit with clearing organization	50,000	50,000
Marketable securities	175	84,184
Cash surrender value of life insurance	-	228,701
Prepaid insurance	7,273	-
Commissions advanced to employees	16,484	-
Property, net	2,313	5,821
Total Assets	$ 285,919	$ 708,065

Liabilities and Stockholder's Equity

	December 31, 2010	December 31, 2009
Liabilities		
Accounts payable and accrued expenses	$ 3,702	$ 16,027
Accrued post-retirement benefits	-	48,278
Total Liabilities	3,702	64,305
Stockholder's Equity		
Common stock, no par value, 100 shares authorized, issued and outstanding	25,000	25,000
Retained earnings	257,217	618,760
Total Stockholder's Equity	282,217	643,760
Total Liabilities and Stockholder's Equity	$ 285,919	$ 708,065

The accompanying notes are an integral part of these financial statements

American Trust Investment Services, Inc.

Statement of Income

	For the Years Ended December 31, 2010	For the Years Ended December 31, 2009
Revenues		
Commissions	$ 216,429	$ 197,915
Investment advisory fees	9,464	24,164
Trading gains	22	1,026
Interest income	12,025	25,557
Other income	500	1,622
	238,440	250,284
Operating Expenses		
Employee compensation and benefits	187,762	225,743
Data processing and clearing charges	55,093	56,520
Occupancy expenses	7,717	13,275
Administrative expenses	34,615	34,703
Legal and professional fees	14,796	6,214
	299,983	336,455
Net Loss	$ (61,543)	$ (86,171)

The accompanying notes are an integral part of these financial statements

American Trust Investment Services, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2010

	Common Stock	Retained Earnings
Balance, January 1, 2009	$ 25,000	$ 704,931
Net Loss		(86,171)
Balance, December 31, 2009	25,000	618,760
Less: Distributions		(300,000)
Net Loss		(61,543)
Balance, December 31, 2010	$ 25,000	$ 257,217

The accompanying notes are an integral part of the financial statements.

American Trust Investment Services, Inc.

Statement of Cash Flows

	For the Years Ended December 31, 2010	For the Years Ended December 31, 2009
Operating Activities		
Net loss	$ (61,543)	$ (86,171)
Adjustments to reconcile income to net cash provided by operating activities:		
Depreciation	3,508	3,850
Changes in operating assets and liabilities:		
Accounts receivable and other assets	(20,725)	17,185
Decrease in trading inventory	84,009	220,401
Accounts payable and accrued expenses	(60,603)	9,113
Net Cash Provided by (Used in) Operating Activities	(55,354)	164,378
Investing Activities		
Redemption of cash value of life insurance	232,937	-
Increase in cash value of life insurance	(4,236)	(8,342)
Net Cash Provided by (Used in) Investing Activities	228,701	(8,342)
Financing Activities		
Dividends paid	(300,000)	-
Increase (Decrease) in Cash and Cash Equivalents	(126,653)	156,036
Cash and Cash Equivalents at Beginning of Year	335,942	179,906
Cash and Cash Equivalents at End of Year	$ 209,289	$ 335,942

The accompanying notes are an integral part of these financial statements.

American Trust Investment Services, Inc.
Notes to Financial Statements
December 31, 2010

Note 1 - Significant Accounting Policies

Description of Business

American Trust Investment Services, Inc. is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with RBC Correspondent Services, a division of RBC Capital Markets Corporation.

Accounting Method

The accounts of the Company are maintained on the accrual basis of accounting. Commission revenues are recognized based on the transaction date of customer trades regardless of when cash is received. Investment advisory fees are recognized when earned.

Accounting Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Marketable Securities

Marketable securities are valued at their quoted market value. The resulting differences between cost and market value are included in income under the heading trading gains (losses).

Property and Equipment

Purchases of property and equipment are recorded at their cost. Depreciation expense of $3,508 and $3,850 for the years ended December 31, 2010 and 2009, has been computed using straight line depreciation.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during the years ending in 2010 and 2009. The Company did not pay income taxes to its parent company during 2010 and 2009.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $77 in 2010 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 – Marketable Securities

Marketable securities are securities that are carried at quoted market values and consist of the following:

	December 31, 2010	December 31, 2009
U. S. Government agency obligations, maturing after five years	$ 175	$ 7,640
Corporate debt obligations, maturing in one to five years	-	76,544
Total	$ 175	$ 84,184

Note 4 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2010	December 31, 2009
Furniture and office equipment	$ 42,196	$ 42,196
Less: Accumulated depreciation	39,883	36,375
Total	$ 2,313	$ 5,821

Note 5 - Income Taxes

The Company is included in the consolidated federal income tax return of its parent, Am Tru, Inc. As of January 1, 2005, the Internal Revenue Service accepted the Company's election to be treated as a qualified subchapter S Subsidiary. As such the Company is not subject to regular income taxes but may be subject to built-in-gains taxes. Regular taxable income is passed through to the shareholders. Any built-in-gains taxes would be paid at the corporate level.

Note 6 – Related Party Transactions

The Company is 100% owned by Am Tru, Inc. as of May 28, 2010. Prior to that the Company was 100% owned by American Trust & Savings Bank. The Company paid $3,625 in 2010 and $9,425 in 2009 for the lease of operating facilities to American Trust & Savings Bank. Employee benefit costs of $7,783 and $16,336 and miscellaneous office expenses of $348 and $685 were also reimbursed to American Trust & Savings Bank in 2010 and 2009, respectively. As of December 31, 2010 the Company has no receivables from or liabilities to its parent company.

Note 7 - Concentrations of Credit Risk

The Company maintains cash balances at Horizon Bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2010, there were no deposits in excess of the insured amount. The $198,262 money market account and $50,000 clearing deposit with RBC Dain are not insured deposits.

Note 8 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $100,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2010, the Company had net capital of $251,848, which was $151,848 in excess of its required net capital of $100,000. The percentage of aggregate indebtedness to net capital was 1.5%.

Note 9 - Control Requirements

There are no amounts, as of December 31, 2010, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 10 – Post Employment Benefits

The Company maintained a life insurance policy for the former president. In 2010 the Company opted to cancel the policy and claim the $232,938 cash surrender value of the policy. The liability to the former president was satisfied when a one-time premium was paid to purchase a replacement policy.

American Trust Investment Services, Inc.
Notes to Financial Statements
December 31, 2010

Note 11 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2010 unaudited Focus report and this report. The net effect on net capital was an increase of $3,484.

Net capital as reported on the unaudited Focus report of December 31, 2010	$ 248,364
Increase in nonallowable assets	(1,983)
Increase in haircuts on securities	(26)
Increase in ownership equity as a result of post-FOCUS audit adjustments	5,493
Net Capital as Audited	$ 251,848

Note 12 – Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the company as a going concern. However, the company has sustained operating losses in recent years due to a lack of commission revenues and its ability to produce commissions in the future has been severely diminished. The possible effects of this would be the Company's inability to maintain the required amount of net capital. Management is considering various options and have not determined a course of action yet.

American Trust Investment Services, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2010

Net Capital

Stockholder's equity	$ 282,217
Less nonallowable assets	(26,378)
Net capital before haircuts on security position	255,839
Haircuts on securities	(3,991)
Net capital	$ 251,848
Aggregate Indebtedness	$ 3,702
Net capital required based on aggregate indebtedness	$ 247
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 100,000
Excess Net Capital	$ 151,848
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$ 131,848
Percentage of Aggregate Indebtedness to Net Capital	1.5%

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
American Trust Investment Services, Inc.

In planning and performing our audit of the financial statements of American Trust Investment Services, Inc. as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify material weaknesses related to the lack of segregation of duties and the control over the selection and application of accounting principles in conformity with GAAP. These weaknesses do not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 23, 2011

American Trust Investment Services, Inc.

Financial Report

December 31, 2010